UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Genco Shipping & Trading Limited

(Name of Issuer)

Common Shares, par value $0.01 per share

(Title of Class of Securities)

Y2685T131

(CUSIP Number)

Richard M. Brand

Kiran S. Kadekar

Cadwalader, Wickersham & Taft LLP

200 Liberty Street

New York, NY 10281

(212) 504-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 5, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y2685T131	13D

1.	Names of Reporting Persons GK Investor LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Republic of the Marshall Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,310,655*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,310,655*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,310,655*
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.4%**
14.	Type of Reporting Person (See Instructions) OO

* All reported Common Shares are held by GK Investor LLC. GK Investor LLC is a controlled affiliate of each of Sphinx Investment Corp. and Maryport Navigation Corp. Sphinx Investment Corp. is a controlled affiliate of Maryport Navigation Corp. Maryport Navigation Corp. is controlled by Mr. Economou.

** Based on the 42,730,455 Common Shares stated by the Issuer as being outstanding as at February 27, 2024 in its Report on Form 10-K for the fiscal year ended December 31, 2023, filed with the United States Securities and Exchange Commission (the “SEC”) on February 27, 2024 (the “2023 10-K”).

CUSIP No. Y2685T131	13D

1.	Names of Reporting Persons Sphinx Investment Corp.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Republic of the Marshall Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,310,655*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,310,655*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,310,655*
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.4%**
14.	Type of Reporting Person (See Instructions) CO

* All reported Common Shares are held by GK Investor LLC. GK Investor LLC is a controlled affiliate of each of Sphinx Investment Corp. and Maryport Navigation Corp. Sphinx Investment Corp. is a controlled affiliate of Maryport Navigation Corp. Maryport Navigation Corp. is controlled by Mr. Economou.

** Based on the 42,730,455 Common Shares stated by the Issuer as being outstanding as at February 27, 2024 in its 2023 10-K.

CUSIP No. Y2685T131	13D

1.	Names of Reporting Persons Maryport Navigation Corp.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Liberia
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,310,655*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,310,655*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,310,655*
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.4%**
14.	Type of Reporting Person (See Instructions) CO

* All reported Common Shares are held by GK Investor LLC. GK Investor LLC is a controlled affiliate of each of Sphinx Investment Corp. and Maryport Navigation Corp. Sphinx Investment Corp. is a controlled affiliate of Maryport Navigation Corp. Maryport Navigation Corp. is controlled by Mr. Economou.

** Based on the 42,730,455 Common Shares stated by the Issuer as being outstanding as at February 27, 2024 in its 2023 10-K.

CUSIP No. Y2685T131	13D

1.	Names of Reporting Persons George Economou

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Greece
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,310,655*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,310,655*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,310,655*
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.4%**
14.	Type of Reporting Person (See Instructions) IN

* All reported Common Shares are held by GK Investor LLC. GK Investor LLC is a controlled affiliate of each of Sphinx Investment Corp. and Maryport Navigation Corp. Sphinx Investment Corp. is a controlled affiliate of Maryport Navigation Corp. Maryport Navigation Corp. is controlled by Mr. Economou.

** Based on the 42,730,455 Common Shares stated by the Issuer as being outstanding as at February 27, 2024 in its 2023 10-K.

This Amendment No. 2 to Schedule 13D (this “Amendment”) amends and supplements the Schedule 13D filed on December 29, 2023, as amended and supplemented by Amendment No. 1 to Schedule 13D on January 10, 2024 (the “Initial 13D”, and the Initial 13D as further amended and supplemented by this Amendment, the “Schedule 13D”) by the Reporting Persons, relating to the common shares, par value $0.01 per share (the “Common Shares”), of Genco Shipping & Trading Limited, a corporation formed under the laws of the Republic of the Marshall Islands (the “Issuer”). Capitalized terms not defined in this Amendment shall have the meanings ascribed to them in the Initial 13D.

Item 4.	Purpose of Transaction.

Item 4 of the Initial 13D is hereby supplemented by adding the following paragraphs to the end thereof:

“On April 5, 2024, the Reporting Persons informed the Issuer that they would only seek to elect one Nominee, Mr. Robert M. Pons, to the Board at the 2024 Annual Meeting. The priority of the Reporting Persons is the removal from the Board of Chairman Mr. James G. Dolphin, and they believe that seeking the election of only one Nominee will help make that priority clear to shareholders. The Reporting Persons still intend to solicit proxies in favor of the election of Mr. Robert M. Pons.

On April 8, 2024, the Reporting Persons filed their preliminary proxy statement in respect of the 2024 Annual Meeting.”

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Initial 13D is hereby amended and restated as set forth below:

“(a), (b)          The Reporting Persons each may be deemed to beneficially own all of the 2,310,655 Common Shares (the “Subject Shares”) reported herein, which represent approximately 5.4% of Issuer’s outstanding Common Shares, based on the 42,730,455 Common Shares stated by Issuer as being outstanding as of February 27, 2024 in the Issuer’s 2023 10-K.

GK Investor has the sole power to vote or direct the vote of 0 Common Shares; has the shared power to vote or direct the vote of 2,310,655 Common Shares; has the sole power to dispose or direct the disposition of 0 Common Shares; and has the shared power to dispose or direct the disposition of 2,310,655 Common Shares.

Sphinx has the sole power to vote or direct the vote of 0 Common Shares; has the shared power to vote or direct the vote of 2,310,655 Common Shares; has the sole power to dispose or direct the disposition of 0 Common Shares; and has the shared power to dispose or direct the disposition of 2,310,655 Common Shares.

Maryport has the sole power to vote or direct the vote of 0 Common Shares; has the shared power to vote or direct the vote of 2,310,655 Common Shares; has the sole power to dispose or direct the disposition of 0 Common Shares; and has the shared power to dispose or direct the disposition of 2,310,655 Common Shares.

Mr. Economou has the sole power to vote or direct the vote of 0 Common Shares; has the shared power to vote or direct the vote of 2,310,655 Common Shares; has the sole power to dispose or direct the disposition of 0 Common Shares; and has the shared power to dispose or direct the disposition of 2,310,655 Common Shares.

(c) Other than as described herein or on Exhibit 99.2 filed herewith, which is incorporated herein by reference, no transactions of Common Shares were effected by the Reporting Persons during the past 60 days.

(d) Except as set forth above in this Item 5, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares.

(e) Not applicable.”

Item 7.	Material to be Filed as Exhibits.

Exhibit 99.1	Joint Filing Agreement, dated December 29, 2023, by and among the Reporting Persons.*

Exhibit 99.2	Trading Data

* Previously filed

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: April 8, 2024	GK Investor LLC

	By:	Sphinx Investment Corp., its Manager

	By:	/s/ Kleanthis Costa Spathias
Kleanthis Costa Spathias
Director

Date: April 8, 2024	SPHINX INVESTMENT CORP.

	By:	Levante Services Limited

	By:	/s/ Kleanthis Costa Spathias
Kleanthis Costa Spathias
Director

Date: April 8, 2024	MARYPORT NAVIGATION CORP.

By:	Levante Services Limited

By:	/s/ Kleanthis Costa Spathias
Kleanthis Costa Spathias
Director

Date: April 8, 2024	GEORGE ECONOMOU

By:	/s/ George Economou
George Economou